

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Howard J. Weisman
Chief Executive Officer
PaxMedica, Inc.
303 South Broadway, Suite 125
Tarrytown, NY 10591

      Re: PaxMedica, Inc.
           Registration Statement on Form S-1
           Filed December 19, 2022
           File No. 333-268882

Dear Howard J. Weisman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Anna Tomczyk, Esq.